

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 12, 2009

via U.S. mail and facsimile

Mr. Alexander Dannikov, President, Chief Executive Officer and Chief Financial Officer
Bosco Holdings, Inc.
26 Utkina Street, Suite 10
Irkutsk, Russia 664007

> **RE: Bosco Holdings, Inc.**
> **Form 8-K Item 4.01**
> **Filed August 11, 2009**
> **File # 333-144509**

Dear Mr. Dannikov:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure in the second paragraph that during the registrant's two most recent fiscal years and the subsequent interim periods thereto, there were no disagreements with Moore and Associates, Chartered whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Moore and Associates, Chartered's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the registrant's financial statements. Please revise your disclosure to, instead, refer to the registrant's two most recent fiscal years and the subsequent interim period through the date of change in accountants.

2. Please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

3. We note you make reference to Item 304(a)(1)(v) of Regulation S-K in the last paragraph under Item 4.01. Please note that the correct reference related to the successor auditor is Item 304(a)(2) of Regulation S-K. Accordingly, revise your disclosure to refer to Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant